Exhibit 23.1

Consent of Independent Auditors

We consent to the incorporation by reference in the registration statements (Nos. 333-41762 and 333-63496) on Form S-8 of SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung of our report dated June 13, 2003 with respect to the statement of net assets available for benefits of the SAP America, Inc. 401(k) Plan as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002, and the supplemental schedule of assets (held at end of year) which report appears in this Form 11-K of the SAP America, Inc. 401 (k) Plan.

/s/ KPMG LLP

Philadelphia, Pennsylvania
June 26, 2003